SmyJhe
CPA

March 11, 2020

British Columbia Securities Commission
Ontario Securities Commission
Canadian Securities Exchange

Dear Sirs:

Re:  Tower One Wireless Corp. (the "Company")

 Change of Auditor

We are writing in accordance with Section 4.11(6)(a)(ii)(B) of National Instrument 51-102

Continuous Disclosure Obligations ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated March 11, 2020 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Professional Accountants

Smythe LLP I smythecpa.com

Vancouver

1700- 475 Howe St

Vancouver, BC V6C 283

T: 604 687 12 31

F: 604 688 4675

Langley

305 - 9440 202 St

Langley, BC V1M 4A6

T: 604 282 3600

F: 604 357 1376

Nanaimo

201- 1825 Bowen Rd

Nanatmo, BC V9S 1H1

T: 250 755 2111

F: 250 984 0886